EXHIBIT 99.1

Yamana Gold Releases Its Greenhouse Gas Abatement Targets Consistent With a 1.5ºC Science-Based Temperature Scenario

TORONTO, Dec. 14, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) is pleased to announce the outcome of its foundational work on its Climate Action Strategy, announced on February 11, 2021, which describes the Company’s commitment to a low-carbon future. The foundational work began in early 2021 and Yamana previously indicated that it would complete its work and establish science based greenhouse gas (“GHG”) abatement targets by end of year. A summary of the work to date and abatement targets follows.

  Yamana has raised its climate action ambition by adopting a 1.5ºC target compared to pre-industrial levels.
  Foundational climate action work has been completed successfully, including the determination of base year emissions, emissions forecasts, GHG abatement pathways for Scope 1 and 2 emissions, and physical and transition risks aligned with the Task Force on Climate-related Financial Disclosures (“TCFD”).
  Annual emissions reduction of approximately 4.2% will be required until 2030 to meet a 1.5ºC temperature scenario which the Company expects to meet by that date.
  Yamana is on track to produce approximately 85% of its gold equivalent ounces (“GEO”)(1) with renewable energy by the end of 2022.
  Yamana will be able to meet the targets with a modest, almost incremental amount of investment.
  Yamana will continue to assess further opportunities to improve on its goals of GHG abatement including adoption of advancing technologies for its new mines.

Foundational work completed in 2021 established 2019 as the base year for emissions(2), established emissions forecasts until 2030 based on life-of-mine plans for its four wholly-owned operations, and established the GHG abatement pathways for Scope 1 and 2 emissions at the Company’s operations in Argentina, Brazil and Chile. The foundational work, led by an interdisciplinary Working Group in collaboration with operations and with the involvement of respected third-party experts, also identified and assessed physical and transitional risks at the operations, including risk mitigation and financial impacts, as part of the Company’s alignment with the recommendations of the TCFD.

In addition to the 2ºC temperature scenario compared to pre-industrial levels, emissions forecasts for the well-below 2ºC and 1.5ºC temperature scenarios were also assessed. The 1.5ºC scenario has become the gold standard target to demonstrate commitment to a low-carbon future. After conducting top-down and bottom-up GHG reduction opportunity assessments at each operation, Yamana has raised its ambition from a 2ºC - aligned target in early 2021 to a 1.5ºC target. Work has been performed in conformance with evolving international best practice, including the GHG Protocol, Science-based Targets Initiative (“SBTi”) guidelines, and the Mining Association of Canada’s Towards Sustainable Mining Climate Change Protocol.

Based on the Company’s analysis of a 1.5ºC temperature scenario, an annual emissions reduction of approximately 4.2% will be required until 2030. Details of the Company’s reduction pathways including the modest investments that will help achieve the 1.5ºC scenario target, will be available in its TCFD report expected to be released February 2022. The Company has concluded that it will be able to meet these reduction targets by its 2030 target. The Company’s ability to meet the 1.5ºC temperature scenario is in part the result of a focus on efficient, high-grade underground mines and operating in jurisdictions that have a large proportion of available renewable, green electricity. A newly-signed power purchase agreement at Minera Florida, scheduled to become effective in 2022, will provide 100% renewable electricity over the next five years. When coupled with similar agreements at Jacobina and El Peñon, approximately 85% of the Company’s GEO will be produced with renewable energy by the end of next year.

As part of its previously-announced growth plans at Wasamac, Odyssey and Jacobina, Yamana is evaluating opportunities to further reduce its GHG emissions by investing in battery-electric vehicles, automation and other emerging technologies. The Company’s near-term growth in both Quebec and Brazil will leverage electrical grids that have a high proportion of green, renewable energy. Hydroelectric and other forms of non-fossil fuel energy constituted more than 99.9% of the Quebec grid energy in 2020.

In 2022, the Company will continue to refine its analysis and transition to a more operations-focused approach as it continues work to identify and assess additional opportunities to reduce GHG emissions. The Company will also begin to define its Scope 3 GHG emissions, including those from its 50% owned Canadian Malartic Mine. Yamana is proud of the work undertaken to date and the positive trajectory that has been established to meet its climate action commitments.

Qualified Persons
Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Geology and Mineral Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

END NOTES

(1)   GEO assumes gold ounces plus the gold equivalent of silver ounces using a ratio of 72.00 for future guidance periods. GEO calculations for actuals are based on an average market gold to silver price ratio for the relevant period.
(2)   2019 was chosen as a more representative base year, due to COVID-19 related production interruptions in 2020, which altered production profiles.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, including exploration drilling plans and results from the Company’s generative program and potential to significantly extend mine lives at the Company’s projects; expected permitting and commencement of operations; expected fourth quarter production and guidance. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s plans and objectives in connection with its exploration programs and results of exploration and its expected fourth quarter production and may not be appropriate for other purposes.